

1010 S. Federal Hwy, Suite 2900, Hallandale Beach, FL 33009 | +1 (305) 560-5200 | kawa.com

STRICTLY PRIVATE AND CONFIDENTIAL

July 17, 2025

Mr. Paul McDowell
Chief Executive Officer, President and Director
Orion Properties Inc.
2398 E. Camelback Road, Suite 1060
Phoenix, AZ 85016

Dear Paul,

Kawa Capital Management, Inc. ("Kawa", "we", "us") remains interested in working with the management and Board of Orion Properties Inc. ("Orion", "ONL", or the "Company") on a strategic transaction with the Company. As you are aware, our initial non-binding indication of interest ("Initial Proposal") was limited to our review of publicly available information in connection with a potential acquisition of the Company (the "Transaction"). We note Orion's response to the Initial Proposal as undervaluing the Company and "not in the best interests of Orion and its stockholders" but question the need to consider the best interests of Orion, and instead only consider the best interests of its stockholders.

Further, the press release stated "the Board is always open to evaluating opportunities to enhance stockholder value and, with management, will consider any proposal that appropriately values the Company and its prospects." We find this quote disingenuous given Kawa's requested access to a Company data room in an effort to enhance our Initial Proposal price has been denied.

That being said, given our vast experience in single and multi-tenant office, we believe we are strategic buyers of this portfolio and thus are pleased to present an increase in our Proposal (the "Increased Proposal") to promote constructive dialogue towards a transaction, the key terms of which are set forth as follows:

1. Indicative Offer

Kawa is prepared to increase our offer to $2.75 in cash for each common share of Orion, representing a premium of 44.0% to the closing price of $1.91 as of June 18, 2025 (the "Unaffected Stock Price") and a premium of 47.0% to the 60-day volume weighted average price of $1.87, subject to negotiation of satisfactory definitive transaction agreements and other matters described herein. Please note the significance of the premium to the Unaffected Stock Price when compared to the previous twenty five public Equity REIT transactions where the seller was a US-focused public Equity REIT (dating back to August 2021) with a mean of 28.9%. With a shareholder base that is largely turned over, we believe shareholders would be supportive of such a significantly outsized premium relative to customary premiums.

2. Financing

We expect to fund the acquisition with a combination of equity and debt. Our equity portion will be fully committed at the time of signing from discretionary capital managed by Kawa Capital Management, Inc, which includes the Kawa Fund Ltd with over $600 million in liquid treasury holdings. With respect to the unencumbered portfolio, we received a highly confident letter from Mesirow to provide $150 million of debt financing toward the Transaction which was attached to the original proposal and has been reaffirmed by Mesirow. As such, the Transaction will not be subject to any financial contingencies.


3. Due Diligence Requirements and Advisors

We anticipate concurrent due diligence and negotiation of definitive documentation such that we are prepared to sign and announce a Transaction in an expedited manner. As mentioned, we have dedicated significant time and resources to underwriting the acquisition of Orion which will allow us to consummate a Transaction in an expedited manner. We have limited remaining due diligence to include the following:

- Select property tours
- Portfolio summary and property financials
- Customary corporate information such as organizational, tax, accounting, employment and other material items
- Review of relevant and key legal documentation, including mortgage agreements and lease agreements
- Such other information that we and our counsel may request under separate cover

4. Exclusivity

In consideration of the time and expense that Kawa will invest or incur in connection with its evaluation and consummation of a potential Transaction, Orion agrees that, during the Exclusivity Period (as defined below), Orion will not, and will cause its directors, officers, employees, representatives, agents, managers, members and affiliates (together, its "Representatives") not to, directly or indirectly, solicit, initiate, encourage, discuss or pursue, or enter into any agreements or arrangements, with respect to a possible (i) reorganization, dissolution, liquidation, recapitalization or financing of Orion or involving Orion; (ii) merger, consolidation, security exchange or acquisition of Orion; (iii) sale of any material amount of assets of Orion; or (iv) direct or indirect acquisition or purchase of any stock or equity interest of Orion, other than as contemplated by this Proposal (each of the above, an "Alternative Transaction"), or provide any information to any other party in connection therewith. In addition, Orion will immediately notify Kawa if it or any of its Representatives receives any inquiry or proposal regarding an Alternative Transaction or request for confidential information, including the identity of such other party and terms of such inquiry or request. "Exclusivity Period" means the period starting on the date Orion executes this Proposal and ending 30 days following such date (the "Initial Expiration Time"); provided, that if neither party has given written notice to the other party, prior to the Initial Expiration Time, that it objects to the extension of the Exclusivity Period, the Exclusivity Period shall be automatically extended until the 45th day following the date Orion executes this Proposal.

5. Internal Approvals & Conditions

The Proposal has been approved by our Investment Committee, subject only to final approval from our Investment Committee prior to entering a definitive agreement with regards to the Transaction.

6. Contacts

If you have any questions about our Proposal, please do not hesitate to contact us or our advisors at Piper Sandler.

Kawa
Cristina Baldim, *Deputy Chief Executive Officer* - cristina@kawa.com
Dan Amer, *Managing Director* - dan.amer@kawa.com

Piper Sandler
Thomas Howland, *Managing Director* - tom.howland@psc.com

7. Disclosures



As you know, beginning March 7, 2025, we've accumulated a position of approximately 5.47 million shares in the common stock of Orion, representing an approximate 9.7% ownership position (based on the number of outstanding fully diluted common shares reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025). Thus, we are also filing an amendment to our previously filed Schedule 13D, as required under applicable securities law, disclosing our ownership and this Proposal promptly after we deliver this Proposal to you.

8. Governing Law

The Proposal shall be governed by the laws of the state of New York without giving effect to choice of law principals that would require application of the laws of any other jurisdiction. This Proposal may be executed by one or more counterparts (including by facsimile, pdf or other electronic delivery) which, when taken together, shall represent a fully executed Proposal. Each party expressly agrees that suit to enforce any provision of this Proposal or to obtain any remedy with respect hereto shall be brought exclusively in either a federal or state court located in the city, county and state of New York.

9. Non-Binding Effect

Notwithstanding anything in this Proposal to the contrary, except with respect to the covenants contained in Section 4 (Exclusivity), Section 8 (Governing Law) and in this Section 9, none of the provisions in this Proposal are intended to create a binding obligation of any party hereto. This Proposal does not constitute an offer, an agreement of purchase and sale, or other binding commitment of either party hereto. Neither party hereto is obligated to enter into or perform any agreement regarding the proposed Transaction unless and until definitive agreements are negotiated, approved and executed and, in such event, only to the extent set forth in any such definitive agreements.

10 Additional Thoughts

As a significant shareholder, we remain enthusiastic about the possibility of a direct transaction with Kawa. At the same time, as a nearly 10% shareholder, our fiduciary perspective compels us to seek the best possible outcome for all shareholders whether through a direct transaction, a competitive sale process, or a structured return of capital. We believe the current strategy, pursuing operational improvements and repositioning, will not, on its own, meaningfully close the Board's view of significant discount to NAV. We hope the Board is also cognizant of the challenge in closing the NAV gap with roughly $20 million a year in G&A relative to an unaffected market cap of ~$103 million, and hope the Board is including the present value of such G&A in its internal evaluations. If our proposal is not deemed reflective of fair value, we encourage the Board to take definitive steps to realize such value through a process designed to engage a broad universe of potential buyers or strategic alternatives. We remain committed to working constructively with management and the Board toward this shared goal of value maximization.

[Signature page follows]



We remain excited about this opportunity and trust that our Proposal and work done to date demonstrate our seriousness and enthusiasm for pursuing the Transaction, as it has our full attention and focus. We hope that you and your Board share our enthusiasm, and we look forward to a prompt and favorable reply.

Sincerely,
Kawa Capital Management, Inc

_____
Daniel Ades
CEO and Chief Investment Officer

Countersigned and accepted on _____, 2025:

Orion Properties Inc.

_____
Paul McDowell
CEO, President and Director


<u>Financing Commitment Letter</u>

June 18, 2025

To: Mr. Daniel Ades
        CEO and CIO
        Kawa Capital Management, Inc
        1010 S. Federal Hwy, Ste. 2900
        Hallandale Beach, FL 33009

Dear Daniel,

You have informed Mesirow Financial, Inc ("Mesirow") that Kawa Capital Management, Inc ("Kawa" or the "Company") intends to submit an indicative bid for the proposed acquisition (the "Acquisition") of Orion Properties Inc ("Orion").

In connection with our evaluation of the proposed Transactions (as defined below), we have reviewed the preliminary information provided to us by the Company. Based on the above referenced information and taking into account current market conditions, we are pleased to inform you that, as of the date hereof, we are highly confident that funded debt financing of up to $150MM toward the unencumbered assets, can be arranged by us via the capital markets to consummate the Acquisition and refinance existing debt of the Company (the "Financing" and together with the Acquisition, the "Transactions").

It should be noted that Mesirow's comments about the feasibility of the Financing does not constitute or give rise to (i) any legal obligation on the part of Mesirow, or any of its affiliates, to arrange, underwrite or provide, or commit to arrange, underwrite or provide, the Financing or any other financing for the Transactions or otherwise; or (ii) any representations or warranties in respect of any of the foregoing. Any such obligations or liabilities would arise only under separate written agreements in form and substance satisfactory to Mesirow.

This letter is confidential and is delivered to you on the understanding that neither this letter nor any of its terms or substance has been or shall be disclosed, directly or indirectly, by you to any other person without our prior written consent except you may disclose this letter: (i) to your directly involved officers, financial advisors, accountants and lawyers, (ii) subject to their acknowledgment that they may not rely on this letter, to the Orion's Board of Directors, the senior managers of the Orion, and the Orion's financial advisors and lawyers and (iii) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly in advance of disclosure thereof); provided that in the case of clause (i) and clause (ii) such disclosure shall be on a confidential and need-to-know basis only.

We appreciate the opportunity to work with you on this important transaction. Should you have any questions or require any clarification, please do not hesitate to contact Mesirow team.

Sincerely,
Mesirow Financial, Inc

Nat Sager
President, Capital Markets

